Exhibit 99.1

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD
ON NOVEMBER 16, 2015

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

This Notice and Management Information Circular,

along with accompanying materials, require your immediate attention.

If you have any questions regarding the information described in this Notice and Management Information Circular or require assistance with voting your shares, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN
FAVOUR OF THE PROPOSED SPECIAL RESOLUTION.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE TODAY

October 16, 2015

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Aeterna Zentaris Inc. (the “Corporation” or “Aeterna Zentaris”) will be held at the offices of Norton Rose Fulbright Canada LLP, located at 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada on Monday, November 16, 2015, at 9:30 a.m. (Eastern time) for the following purposes:

1.              to consider, and if deemed advisable, to adopt, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the accompanying management information circular; and

2.              to transact such other business as may properly come before the meeting.

The record date for the determination of shareholders entitled to receive notice of and to vote at the meeting is October 14, 2015.

The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the share consolidation.

It is very important that you read these materials carefully and vote your shares, either by proxy or in person at the meeting.

By order of the Board of Directors,

/s/ Philip A. Theodore

Corporate Secretary

Montreal, Quebec, Canada, October 16, 2015

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and to return it in the stamped envelope provided.  To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec, H3A 3S8, no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the close of business on the date of the meeting or any adjournment or postponement thereof.  The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice.

Aeterna Zentaris Inc., 1405 du Parc-Technologique Boulevard
Québec City, Québec, Canada, G1P 4P5

MANAGEMENT INFORMATION CIRCULAR

Table of Contents

SECTION 1 — INTRODUCTION		1

SECTION 2 — INFORMATION CONCERNING VOTING AT THE MEETING		1
2.1	Your Vote is Important	1
2.2	Voting	1
2.3	How to Vote—Registered Shareholders	2
2.4	How to Vote—Non-Registered Shareholders	3
2.5	Completing the Form of Proxy	4
2.6	Changing your Vote	5

SECTION 3 — VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS		5
3.1	Voting Shares and Quorum	5
3.2	Principal Shareholders	5

SECTION 4 — PROPOSED SHARE CONSOLIDATION BY WAY OF ARTICLES OF AMENDMENT		5
4.1	Introduction	5
4.2	Background and Reasons for the Share Consolidation	6
4.3	Shareholder Approval Requirement for the Share Consolidation	8
4.4	Certain Risk Factors Associated with the Share Consolidation	8
4.5	Effects of the Share Consolidation	9
4.6	Effect of Share Consolidation on Convertible Securities	9
4.7	Effect on Share Certificates	10
4.8	No Fractional Shares	10
4.9	No Dissent Rights	11
4.10	Accounting Consequences	11
4.11	Certain Tax Consequences of the Share Consolidation	11
4.12	Special Resolution	14

SECTION 5 — INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		15

SECTION 6 — AUDITORS		15

SECTION 7 — ADDITIONAL INFORMATION		15

SECTION 8 — MAIL SERVICE INTERRUPTION		16

SECTION 9 — DIRECTORS’ APPROVAL		16

MANAGEMENT INFORMATION CIRCULAR

SECTION 1 — INTRODUCTION

This management information circular (this “Circular”) is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. (the “Corporation” or “Aeterna Zentaris”) for use at a special meeting of our shareholders (the “Meeting”) and any adjournment(s) or postponement(s) thereof.  No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or by other means.  We will bear the entire cost of any such solicitation.  We may also reimburse brokers and other persons holding our common shares (the “Common Shares”) in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions.  We have appointed The Laurel Hill Advisory Group Company (“Laurel Hill”) as our soliciting agent.  For this service, and other advisory services, we will pay up to CAN$40,000 and we will reimburse Laurel Hill for its out-of-pocket expenses.

Information contained in this Circular is given as of October 16, 2015, unless otherwise specifically stated.

SECTION 2 — INFORMATION CONCERNING VOTING AT THE MEETING

2.1                               Your Vote is Important

As a shareholder, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting.  These materials are being sent to both registered and non-registered shareholders.  Please return your proxy as specified in this Circular and in the form of proxy.

2.2                               Voting

You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder.  A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting and at any adjournment or postponement thereof.

You can choose from among four different ways to vote your Common Shares by proxy:

1.              by telephone;

2.              by fax;

3.              on the Internet; or

4.              by mail.

The persons who are named on the form of proxy are our officers and will vote your shares for you.  You have the right to appoint someone else to be your proxyholder.  If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

YOUR VOTE IS IMPORTANT! If you have any questions or require assistance with voting your shares, please contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free) or 416-304-0211 (collect) or e-mail at assistance@laurelhill.com.

2.3                               How to Vote — Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or on the register of shareholders maintained by our registrar and transfer agent.  If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada (“Computershare”) by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

By Telephone

Voting by proxy using the telephone is only available to shareholders located in Canada and the United States.  Call 1-866-732-VOTE (8683) toll-free in Canada and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided.  Your voting instructions are then conveyed by using touchtone selections over the telephone.

You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.

The cut-off time for voting by telephone is 5:00 p.m. (Eastern Time) on November 13, 2015.

By Fax

Complete, date and sign your form of proxy and fax it to Computershare, Attention: Proxy Department at 1-866-249-7775 (toll free in North America) or 416-263-9524 (international).

If you return your proxy by fax, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder.  This person does not have to be a shareholder.  Fill in the name of the person you are appointing in the blank space provided on the form of proxy.  Complete your voting instruction on the form of proxy, and date and sign the form.  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

The cut-off time for voting by fax is 5:00 p.m. (Eastern Time) on November 13, 2015.

On the Internet

Go to the website www.investorvote.com and follow the instructions on the screen.  Your voting instructions are then conveyed electronically over the Internet.

You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

If you return your proxy via the Internet, you can appoint a person other than the persons named in the form of proxy as your proxyholder.  This person does not have to be a shareholder.  Indicate the name of the person you are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 p.m. (Eastern Time) on November 13, 2015.

By Mail

Complete, date and sign your form of proxy and return it in the envelope provided to you or deliver it to one of Computershare’s principal offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern time) on November 13, 2015 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof.  A list of addresses for the principal offices of Computershare is set forth on page 16 of this Circular.

If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder.  This person does not have to be a shareholder.  Fill in the name of the person you are appointing in the blank space provided on the form of proxy.  Complete your voting instruction on the form of proxy, and date and sign the form.  Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

Please see the section titled “Completing the Form of Proxy” for more information.

In Person at the Meeting

You do not need to complete or return your form of proxy.

You will be required to register your attendance and presence at the Meeting upon arrival at the registration desk.

2.4                               How to Vote — Non-Registered Shareholders

The information set forth in this section should be reviewed carefully by our non-registered shareholders.  Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by our registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

You are a non-registered shareholder (a “Beneficial Shareholder”) if your bank, trust company, securities broker or dealer or other financial institution or intermediary (“your nominee”) holds your Common Shares for you.  If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone at 1-514-982-7555 or toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

Beneficial Shareholders will receive from their nominee either voting instruction forms or, less frequently, forms of proxy.  The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Common Shares they beneficially own.  Beneficial Shareholders should follow the procedures set out on the voting instruction form or form of proxy they receive.  Every nominee has its own mailing procedures and provides its own return instructions to clients.  The majority of nominees now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. in Canada and its counterpart in the United States (“Broadridge”).

If you receive a voting instruction form from Broadridge, the voting instruction form must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted, as per your instructions, at the Meeting; or (b) arrange to have an alternate representative duly appointed by you to attend the Meeting and to vote your Common Shares at the Meeting.

A voting instruction form allows you to provide your voting instructions via the Internet, by telephone or by mail.  You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone.  Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.

Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”.

We may utilize the Broadridge Quickvote™ service to assist NOBOs with voting their Common Shares.  NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Should a Beneficial Shareholder who receives one of the above forms wish to attend and vote at the Meeting in person, the Beneficial Shareholder should strike out the names of the management designees and insert the Beneficial Shareholder’s name in the blank space provided.  In either case, Beneficial Shareholders should carefully follow the instructions of their nominee, including those regarding when and where the proxy or voting instruction form is to be delivered.

We intend to pay for proximate intermediaries to send the proxy-related materials to OBOs.

All references to “shareholders” in this Circular are to registered shareholders unless specifically stated otherwise.

2.5                               Completing the Form of Proxy

You can choose to vote “FOR” or “AGAINST” with respect to the approval of a special resolution (the “Special Resolution”) authorizing an amendment to our restated articles of incorporation, as amended, if and when our Board of Directors (the “Board of Directors” or the “Board”) shall deem appropriate to do so, but in any event no later than June 30, 2016 to effect the share consolidation of our outstanding Common Shares, at a share consolidation ratio to be determined by the Corporation but within the range of one post-consolidation share for every eight pre-consolidation shares to one post-consolidation share for every 100 pre-consolidation shares (the “Share Consolidation”) and “FOR” or “AGAINST” with respect to all other matters to be voted upon, if any. If you are a non-registered shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.

When you sign the form of proxy without appointing an alternate proxyholder, you authorize David A. Dodd, the Chairman of the Board of Directors and the President and Chief Executive Officer of the Corporation, and Philip A. Theodore, the Corporate Secretary of the Corporation, to vote your Common Shares for you at the Meeting in accordance with your instructions.

Management is not aware of any other matters that will be presented for action at the Meeting.  If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

You have the right to appoint someone other than the management proxy nominees to be your proxyholder.  If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of the approval of the Special Resolution, including all amendments or variations thereto, and as he or she sees fit on any other matter that may properly come before the Meeting.

A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of show of hands.

If you are an individual shareholder, you or your authorized attorney must sign the form of proxy.  If you are a corporation, partnership, trust or other legal entity, an authorized officer or attorney must sign the form of proxy.

2.6                               Changing your Vote

In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing and deposited either at the Montreal office of our registrar and transfer agent, Computershare, located at 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec, Canada, H3A 3S8, or at our registered office, located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.  If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.

SECTION 3 — VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS

3.1                               Voting Shares and Quorum

Shareholders on record on October 14, 2015 are entitled to receive notice of and to vote at the Meeting.  As of October 14, 2015, there were 544,179,214 issued and outstanding Common Shares.  The list of shareholders entitled to vote at the Meeting will be available for inspection on and after October 14, 2015 during usual business hours at the Montreal office of our registrar and transfer agent, Computershare, located at 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec, H3A 3S8, as well as at the Meeting.  The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders.

Our By-Law One provides that a quorum is present at the Meeting if the holder or holders of 10% or more of the issued and outstanding Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.

3.2                               Principal Shareholders

As of October 14, 2015, to our knowledge based on shareholders’ public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.

SECTION 4 — PROPOSED SHARE CONSOLIDATION BY WAY OF ARTICLES OF AMENDMENT

4.1                               Introduction

We are asking shareholders to authorize the Board of Directors to effect, in its discretion, a Share Consolidation (or reverse stock split) of the outstanding Common Shares, at a consolidation ratio of between 8-for-1 and 100-for-1, by filing Articles of Amendment to our restated articles of incorporation, as amended, subject to the Board of Directors’ authority to decide not to proceed with the filing of the Articles of Amendment and the implementation of the Share Consolidation.

The background to and reasons for the Share Consolidation, and certain risks associated with the Share Consolidation and related information, are described below.

Our Board of Directors and Management may, in their discretion, elect to effect any ratio for the Share Consolidation falling within the aforementioned range of ratios upon receipt of shareholder approval and prior to the filing of Articles of Amendment.  Alternatively, the Board of Directors will retain the authority to determine in its discretion not to proceed with the Share Consolidation.  We believe that the availability of a range of Share Consolidation ratios will provide us with the flexibility to implement the Share Consolidation in a manner designed to maximize the anticipated benefits for our shareholders.  In determining which precise Share Consolidation ratio within the aforementioned range of ratios to implement, if any, following the receipt of shareholder approval, we may consider, among other things, factors such as:

1.              the number of Common Shares issuable upon the exercise of outstanding warrants;

2.              the historical trading prices and trading volume of the Common Shares;

3.              the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Share Consolidation on the trading market(s) for the Common Shares;

4.              the outlook for the trading price of the Common Shares;

5.              threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

6.              our ability to continue listing the Common Shares on the NASDAQ Capital Market (the “NASDAQ”);

7.              the greatest overall reduction of our administrative costs; and

8.              prevailing general market and economic conditions.

At the close of business on October 14, 2015, the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) was CAN$0.09 and the closing price of the Common Shares on the NASDAQ was US$0.07.  There were 544,179,214 issued and outstanding Common Shares on such date.  Based on the number of Common Shares issued and outstanding on October 14, 2015, immediately following the completion of the Share Consolidation, for illustrative purposes only, assuming Share Consolidation ratios of 8-for-1 and 100-for-1, we would have 68,022,402 and 5,441,792 Common Shares issued and outstanding, respectively (without giving effect to the treatment of fractional shares).  We do not expect the Share Consolidation itself to have any economic effect on shareholders, warrantholders or holders of stock options, except to the extent the Share Consolidation will result in fractional shares as discussed below.

4.2                               Background and Reasons for the Share Consolidation

Our Board of Directors is seeking authority to implement the Share Consolidation because it believes that the Share Consolidation is the only and possibly the last means and opportunity of avoiding a potential delisting of our Common Shares from The NASDAQ Capital Market, on which they are currently listed and quoted for trading in the United States.

Pursuant to the requirements of NASDAQ, to remain eligible for continued listing on NASDAQ, a security must have a bid price of at least US$1.00 per share.  On December 19, 2014, we received a letter from the NASDAQ Listing Qualifications Department indicating that the minimum closing bid price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days, and therefore, we were not in compliance with NASDAQ Listing Rule 5450(a)(1) (the “Rule”).  In accordance with NASDAQ Listing Rule 5810(C)(3)(a), we had a grace period of 180 calendar days, or until June 16, 2015, to regain compliance with the Rule.

On May 8, 2015, our shareholders approved a share consolidation within a range of 4-for-1 to 8-for-1.  We notified NASDAQ that our shareholders had approved the share consolidation and requested that NASDAQ grant us an additional grace period of 180-day days, or until December 14, 2015, to regain compliance with the Rule.  On June 18, 2015, NASDAQ granted the additional grace period.  Since June

18, 2015, the price of our Common Shares has declined to such an extent that a share consolidation on an 8-for-1 basis, the maximum authorized by our shareholders, would likely not be sufficient to permit us to regain compliance with the Rule.  Therefore, we are now requesting our shareholders to approve a special resolution that would authorize our Board of Directors to effect a share consolidation at a ratio in excess of 8-for-1.

We can regain compliance with the Rule if the bid price of our Common Shares closes at US$1.00 or higher for a minimum of ten consecutive business days during the grace period, although NASDAQ may, in its discretion, require us to maintain a minimum closing bid price of at least US$1.00 per share for a period in excess of ten consecutive business days before determining that we have demonstrated the ability to maintain long-term compliance with the Rule.  In addition to the minimum bid price requirement, the continued listing rules of NASDAQ require us to meet at least one of the following listing standards: (i) stockholders’ equity of at least $2.5 million (the “Equity Standard”), (ii) market value of listed securities (calculated by multiplying the daily closing bid price of our Common Shares by our total outstanding Common Shares) of at least $35 million (the “Market Value Standard”) or (iii) net income from continuing operations (in the latest fiscal year or in two of the last three fiscal years) of at least $500,000 (the “Net Income Standard”).  We refer to the Equity Standard, the Market Value Standard and the Net Income Standard collectively as the “Additional Listing Standards”.

It is possible that we could fail to meet any of the Additional Listing Standards at the time we effect the Share Consolidation.  Similar to the process described above in the minimum bid price context, if we fail to meet any of the Additional Listing Standards, we expect that we would then receive a notification letter from NASDAQ advising us that we fail to comply with one of such standards and providing us a period of 180 calendar days to regain compliance with one of them.  In order to regain compliance with one of the Additional Listing Standards, we would be required to meet the requirement of the standard for a period of 10 consecutive business days.  Otherwise, our securities may then be subject to delisting.

If we are unsuccessful in meeting the minimum bid requirement by December 14, 2015, NASDAQ will provide notice to us that our Common Shares will be subject to delisting from The NASDAQ Capital Market.  If we receive a delisting notification, we may appeal to the NASDAQ Listing Qualifications Panel.

If our Common Shares were delisted from NASDAQ, the Common Shares would then be eligible for quotation on the Over-The-Counter (OTC) Bulletin Board maintained by NASDAQ, on another over-the-counter quotation system or on the “pink sheets.”  If that occurs, the liquidity and marketability of the Common Shares would decrease.  As a result, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the market value of the Common Shares.  In addition, if the Common Shares were to be delisted and the trading price of the Common Shares were to continue to be less than US$1.00 per share, trading in the Common Shares would be subject to certain rules under the Exchange Act (as defined below) which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” involving persons other than established customers and accredited investors.  The additional burdens imposed upon broker-dealers might discourage broker-dealers from effecting transactions in the Common Shares, which might further affect the liquidity of the Common Shares.  Such delisting and continued and further declines in the market price of the Common Shares also could greatly impair our ability to raise additional financing, if needed, through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by us issuing equity in financing or other transactions.  For these reasons, management believes that current and prospective investors will view an investment in the Common Shares more favorably if the Common Shares remain listed on The NASDAQ Capital Market than if the Common Shares trade on the OTC Bulletin Board or similar trading systems.

In addition to the objective of avoiding delisting from the NASDAQ, we believe that the Share Consolidation could heighten the interest of the financial community in us and potentially broaden the pool of investors that may consider investing or be able to invest in us by increasing the trading price of our Common Shares.  It could also help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers.

4.3                               Shareholder Approval Requirement for the Share Consolidation

If our shareholders approve the Share Consolidation, it is our intention to file Articles of Amendment giving effect thereto on the basis set out in the Special Resolution reproduced under Section 4.12 below, “Special Resolution”.  The effective date of the Share Consolidation will be the date of issuance of the Certificate of Amendment by the Director under the Canada Business Corporations Act (the “CBCA”) and such date is referred to as the “Share Consolidation Effective Date”.  On the Share Consolidation Effective Date, the Common Shares will be consolidated on the basis described above.

4.4                               Certain Risk Factors Associated with the Share Consolidation

Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares; however, the market price of our Common Shares will also be based on our financial and operational results, our available capital and liquidity resources, the development of our product pipeline, market conditions, the market perception of our business and other factors, which are unrelated to the number of shares outstanding.  As a result, there can be no assurance that the market price of the Common Shares will in fact increase following the Share Consolidation or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet the NASDAQ’s minimum bid price requirement.  Further, there can be no assurance that the Share Consolidation alone will guarantee the continued listing of the Common Shares on The NASDAQ Capital Market or that the Common Shares will not be delisted due to a failure to meet other continued listing requirements of the NASDAQ, including the Additional Listing Standards.  Accordingly, the total market capitalization of our Common Shares after the Share Consolidation may be lower than the total market capitalization before the Share Consolidation.  In addition, in the future, the market price of the Common Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the Share Consolidation.

While we believe that a higher share price could help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers, the Share Consolidation may not result in a share price that will attract institutional investors or that satisfy the investing guidelines of institutional investors.

If the Share Consolidation is effected and the market price of our Common Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Consolidation.  In many cases, both the total market capitalization of a company and the market price of such company’s common shares following a share consolidation are lower than they were before the share consolidation.

The Share Consolidation will also result in some shareholders owning “odd lots” of less than 100 Common Shares, which may make it more difficult or more costly for shareholders to sell their Common Shares.

4.5                               Effects of the Share Consolidation

If the Share Consolidation is approved and implemented, the principal effect will be to proportionately decrease the number of issued and outstanding Common Shares, based on the Share Consolidation ratio selected by us, from 544,179,214 million Common Shares as of October 14, 2015 to between 68,022,402 and 5,441,792 Common Shares.  Our Common Shares are currently registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we are subject to the periodic reporting and other requirements of the Exchange Act.  The Share Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX.  Following the Share Consolidation, except as described herein, the Common Shares will continue to be listed on The NASDAQ Capital Market and the TSX under the symbols “AEZS” and “AEZ”, respectively, although the post-consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers.  Further, the Share Consolidation may, if implemented by the Board of Directors, occur whether or not our Common Shares continue to be listed on The NASDAQ Capital Market. If our Common Shares are listed on The NASDAQ Capital Market at the time that the Share Consolidation is implemented, we currently intend to seek to maintain listing on The NASDAQ Capital Market for the Common Shares after the Share Consolidation.

Proportionate voting rights and other rights of the holders of the Common Shares will not be affected by the Share Consolidation, other than as a result of the treatment of fractional shares as described below.  For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the Share Consolidation Effective Date will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the Share Consolidation Effective Date.  The number of registered shareholders will not be affected by the Share Consolidation (except to the extent any are cashed out as a result of holding fractional shares).  If approved and implemented, the Share Consolidation may result in some shareholders owning “odd lots” of fewer than 100 Common Shares.  Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.  The Board of Directors believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

Beneficial Shareholders holding their Common Shares through a nominee should note that such nominee may have different procedures for processing the Share Consolidation than those that will be put in place for registered shareholders.  If you hold your Common Shares with a nominee and if you have questions in this regard, you are encouraged to contact your nominee.

4.6                               Effect of Share Consolidation on Convertible Securities

4.6.1                     Effect on Stock Options

As at October 14, 2015, we had 4,130,320 outstanding options to acquire Common Shares under our Stock Option Plan.  The Stock Option Plan provides that the Board of Directors may, in the context of a share consolidation, adjust the number of Common Shares underlying stock options as well as the applicable exercise price(s), provided it shall have received the requisite regulatory approvals prior to effecting such adjustments.  Shareholder approval is not required in order for the Board of Directors to make the necessary adjustments to the number of Common Shares underlying stock options as well as the applicable exercise price(s) in order to give effect to the Share Consolidation.

4.6.2                     Effect on Warrants

As at October 14, 2015, we had outstanding warrants to acquire 56,679,225 Common Shares (collectively, the “Warrants”), which includes 5,277,089 Series B Common Share Purchase Warrants that include an “alternate net cashless” exercise feature. The terms of each of our outstanding Warrants require that adjustments be made to both the number of Common Shares underlying the Warrants as well as the applicable exercise price(s) in accordance with a specific formula set out in the Warrants.  In addition, we will, in accordance with the terms of the Warrants in the event the Share Consolidation is implemented, deliver to each holder of Warrants a confirmation of the post-consolidation number of Common Shares underlying the Warrants as well as the adjusted exercise price(s).

4.7                               Effect on Share Certificates

If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing their old Common Shares for new share certificates representing the new post-consolidation Common Shares.

In the event the Share Consolidation is implemented, we (or our transfer agent) will mail to each registered shareholder a letter of transmittal addressed to us and our transfer agent, which each registered shareholder will need to sign and complete following our announcement of the Share Consolidation Effective Date.  The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder’s Common Shares.  The transfer agent will send to each registered shareholder who has sent the required documents a new share certificate representing the number of new post-consolidation Common Shares to which the registered shareholder is entitled rounded down to the nearest whole number.  Until surrendered to the transfer agent, each share certificate representing Common Shares will be deemed for all purposes to represent the number of new post-consolidation Common Shares to which the registered shareholder is entitled as a result of the Share Consolidation, if any.  Beneficial shareholders should contact their intermediaries (securities brokers, dealers, banks, financial institutions, etc.) with respect to the Share Consolidation.

Until surrendered as contemplated herein, a registered shareholder’s old share certificate(s) shall be deemed as of and after the Share Consolidation Effective Date to represent the number of full Common Shares resulting from the Share Consolidation.  Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that we and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to our registrar and transfer agent is the responsibility of the shareholder and neither Computershare nor we will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by Computershare.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL REQUESTED TO DO SO.

4.8                               No Fractional Shares

No certificates representing fractional shares will be issued or delivered if, as a result of the Share Consolidation, a registered shareholder would otherwise become entitled to a fractional Common Share.  Any and all such fractional shares will be aggregated and sold by our transfer agent and registrar on the market, with the proceeds therefrom being proportionately distributed to registered shareholders.  After the Share Consolidation, then current registered shareholders will have no further interest in us with respect to their fractional Common Shares and such shareholders will not have any voting, dividend or other rights in respect of such fractional Common Shares other than the right to receive payment therefor as described herein.  The elimination of fractional interests will reduce the number of post-consolidation registered shareholders to the extent that there are registered shareholders holding Common Shares that are not in a multiple of 100 if, for illustrative purposes only, the Share Consolidation ratio is 100-for-1.  This is not, however, the purpose for which we are proposing to effect the Share Consolidation.

4.9                               No Dissent Rights

Under the CBCA, shareholders do not have dissent rights with respect to the proposed Share Consolidation.

4.10                        Accounting Consequences

Following the Share Consolidation, net income or loss per share, and other per share amounts, will be increased in absolute terms because there will be fewer Common Shares issued and outstanding.  In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation will be recast to give retroactive effect to the Share Consolidation.

4.11                        Certain Tax Consequences of the Share Consolidation

4.11.1              Certain Canadian Federal Income Tax Consequences of the Share Consolidation

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder of our Common Shares whose shares are consolidated pursuant to the Share Consolidation and who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is a resident of Canada, holds its shares as capital property and deals at arm’s length and is not affiliated with us (a “Canadian Holder”).

This summary is not applicable to:  (a) a Canadian Holder that is a “financial institution” as defined in the Tax Act for the purposes of the mark-to-market rules; (b) a Canadian Holder an interest in which would be a “tax shelter investment” as defined in the Tax Act; (c) a Canadian Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Canadian Holder who has, in respect of the Common Shares, entered into a “derivative forward arrangement” as defined in the Tax Act; or (e) a Canadian Holder that is a corporation that has elected to report its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency.  Any such Canadian Holder to which this summary does not apply should consult its own tax advisor.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), and Canadian counsel’s understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed.  No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.  This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by judicial, governmental, administrative or legislative action or interpretation, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER.  HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

A Canadian Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation, other than with respect to a cash payment received on the sale of a fractional share as discussed below.  The aggregate adjusted cost base to a Canadian Holder of all its Common Shares (including any fractional share received as a result of the Share Consolidation and sold on behalf of the holder) will be the same after the Share Consolidation as it was before the Share Consolidation.

A Canadian Holder who receives a cash payment on the sale of a fractional share following the Share Consolidation will realize a capital gain (or a capital loss) to the extent that the cash received for the fractional share, net of reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such fractional share to the Canadian Holder.  Generally, a Canadian Holder will be required to include one-half of the amount of any capital gain (taxable capital gain) in income in the year of disposition, and will be required to deduct one-half of the amount of any capital loss (allowable capital loss) realized in the year from taxable capital gains realized in the taxation year of disposition.  If allowable capital losses for the year of disposition exceed taxable capital gains for the year, such excess may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act. A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3% on certain investment income, including taxable capital gains.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the noon exchange rate published by the Bank of Canada on the relevant day or, if there is no such rate quoted for the particular day, the closest preceding day for which such a rate is quoted or, in certain cases, another rate of exchange that is acceptable to the Minister of Revenue of Canada.

4.11.2              Certain United States Federal Income Tax Consequences of the Share Consolidation

The following discussion is a general summary of certain U.S. federal income tax consequences of the Share Consolidation that may be relevant to holders of Common Shares that hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, as amended (the “Code”).  This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below.  This discussion does not address all aspects of federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation:  (i) banks, insurance companies, or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such corporations; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, “straddle,” “conversion transaction”, “constructive sale”, “wash sale”, “synthetic security” or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) U.S. expatriates; and (xii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies.  In addition, this summary does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction and U.S. federal tax consequences other than federal income taxation.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO SUCH HOLDER.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (1) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the U.S. or who meets the “substantial presence” test under section 7701(b) of the Code; (2) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person.  A “Non-U.S. Holder” is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

The Share Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes.  As a result, a U.S. Holder generally should not recognize gain or loss upon the Share Consolidation, except with respect to cash received in lieu of a fractional Common Share, as discussed below.  A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Share Consolidation should equal the aggregate tax basis of the Common Shares surrendered (excluding any portion of such basis that is allocated to any fractional Common Share), and such U.S. Holder’s holding period (i.e. acquired date) in the Common Shares received should include the holding period in the Common Shares surrendered.  Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.  A U.S. Holder that receives cash in lieu of a fractional Common Share pursuant to the Share Consolidation should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the Common Shares surrendered that is allocated to such fractional Common Share.  Such capital gain or loss should be long term capital gain or loss if the U.S. Holder’s holding period for the Common Shares surrendered exceeded one year at the Share Consolidation Effective Time.

Information Reporting and Backup Withholding. Information returns generally will be required to be filed with the IRS with respect to the receipt of cash in lieu of a fractional Common Share pursuant to the Share Consolidation in the case of certain U.S. Holders.  In addition, a U.S. Holder may be subject to a backup withholding tax on the payment of such cash if the U.S. Holder is not otherwise exempt and it (i) fails to furnish a Taxpayer Identification Number (“TIN”) for use in reporting information to the IRS; (ii) furnishes an incorrect TIN; (iii) is notified by the IRS that it has failed to report properly payment of interest or dividends; or (iv) fails to certify, under penalties of perjury, that it has furnished the correct TIN, that it is a U.S. person and that it is not subject to backup withholding. Under current law, the backup withholding rate is 28% through 2010, and 31% thereafter.  Backup withholding is not an additional tax.  Any amounts withheld from a U.S. Holder under the backup withholding rules may be refunded or allowed as a credit against the U.S. Holder’s federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Non-U.S. Holders that exchange Common Shares pursuant to the Share Consolidation generally should be subject to tax in the manner described above under “U.S. Holders,” except that any capital gain realized by a Non-U.S. Holder as a result of receiving cash in lieu of a fractional Common Share generally should not be subject to U.S. federal income or withholding tax unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if certain income tax treaties apply, is attributable to a Non-U.S. Holder’s permanent establishment in the U.S.).  Non-U.S. Holders subject to U.S. federal income tax with respect to gain recognized as a result of receiving cash in lieu of a fractional Common Share generally will be taxed on such gain in the same manner as if they were U.S. Holders although, under certain circumstances, foreign corporations may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding.  In general, backup withholding and information reporting will not apply to payment of cash in lieu of a fractional Common Share to a Non-U.S. Holder pursuant to the Share Consolidation if the Non-U.S. Holder certifies in the manner required that it is a Non-U.S. Holder and neither we nor our transfer agent has actual knowledge to the contrary.  Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS.  In certain circumstances the amount of cash paid to a Non-U.S. Holder in lieu of a fractional Common Share and certain other information may be reported to the IRS.

4.12                        Special Resolution

The CBCA requires that any change in the number of shares of any class of shares of a corporation into a different number of shares of the same class must be approved by a special resolution of our shareholders, being a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.  The text of the Special Resolution to be voted on at the Meeting by the shareholders is set forth below:

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.              the Restated Articles of Incorporation of the Corporation, as amended, be further amended to change the number of issued and outstanding Common Shares of the Corporation by consolidating the issued and outstanding Common Shares of the Corporation on the basis of no more than (A) one new Common Share for each 100 existing Common Shares of the Corporation and no less than (B) one new Common Share for each eight existing Common Shares of the Corporation (the “Share Consolidation”), and in the event that the Share Consolidation would otherwise result in a holder of Common Shares of the Corporation holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares for each such fraction, such amendment to become effective at a date in the future to be determined by the Board of Directors when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, but in any event not later than June 30, 2016, subject to approval of the Toronto Stock Exchange;

2.              any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Canada Business Corporations Act and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

3.              notwithstanding that this special resolution has been duly passed by the holders of the Common Shares of the Corporation, the directors of the Corporation may, in their sole discretion, revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares of the Corporation; and

4.              any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The Board of Directors believes that the proposed Share Consolidation is in our best interests and therefore unanimously recommends that shareholders vote in favour of the Special Resolution.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the resolutions set forth above at the Meeting.

SECTION 5 — INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, we are not aware that any of our “informed persons” has had an interest in any material transaction carried out since the beginning of our last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries.  Applicable securities legislation defines an “informed person” as meaning any one of the following:  (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over, directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

SECTION 6 — AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, are our auditors.  PricewaterhouseCoopers LLP have acted as our auditors since the financial year ended December 31, 1993.

SECTION 7 — ADDITIONAL INFORMATION

We will provide the following documents to any person or company upon request to our Corporate Secretary, at our office at 315 Sigma Drive, Suite 302D, Summerville, South Carolina 29483:

(i)            one copy of our audited annual financial statements for our most recently completed financial year together with the report of the auditors thereon and one copy of any interim financial statements published subsequent to the financial statements for its most recent financial year; and

(ii)          one copy of this Circular.

In addition, our annual report on Form 20-F (filed in Canada in lieu of an annual information form) will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such annual report.  We may require the payment of reasonable expenses if a request is received from a person who is not a holder of our securities, unless we make a distribution of our securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge.  Copies of our public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following Websites: www.aezsinc.com, www.sedar.com and www.sec.gov.  Financial information related to us is provided in our audited consolidated financial statements and Management’s Discussion and Analysis thereon for the financial year ended December 31, 2014.

SECTION 8 — MAIL SERVICE INTERRUPTION

If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta Suite 600, 530, 8th Avenue SW Calgary, Alberta T2P 3S8	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy’s Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 Robert-Bourassa Boulevard Montréal, Quebec H3A 3S8

Ontario 9th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 830 510 Burrard Street Vancouver, British Columbia V6C 3B9

SECTION 9 — DIRECTORS’ APPROVAL

The contents and the sending of this Circular were approved by the Board of Directors of the Corporation.

Dated at Montréal, Quebec, Canada, October 16, 2015.

/s/ Philip A. Theodore

Corporate Secretary

Aeterna Zentaris Inc.
1405 du Parc-Technologique Boulevard
Québec, Québec, Canada G1P 4P5
Telephone:  418 652-8525
www.aezsinc.com

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR:

North American Toll Free: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com